UBS Group  AG

UBS AG

Postfach

8098 Zürich

Group CFO

Kirt Gardner

Tel: +41-44-237-3791

kirt.gardner@ubs.com

Group Controller  and  Chief  Accounting  Officer

Todd Tuckner

Tel: +203-719-0381

todd.tuckner@ubs.com

www.ubs.com

Ms. Cecilia Blye, Chief

Office of  Global  Security Risk

Securities and Exchange Commission

100 F  Street, NE

Washington DC 20549-1090

Re:       UBS Group AG

            UBS AG

Form 20-F for the Fiscal Year  Ended  December  31,  2018

Filed March 15,  2019

File Nos.  1-36764 and  1-15060

September 17,  2019

Dear Ms.  Blye,

We respectively  submit  a  response  to  your  letter  dated  September  3,  2019  from  the  staff  of  the  Securities  and  Exchange  Commission  relating  to  Form  20-F  for  the  Fiscal  Year  Ended  December  31,  2018,  filed  March 15,  2019.

1.    Please  describe  to  us  the  nature  and  extent  of  any  past,  current,  and  anticipated  contacts  with  Syria  and  Sudan  since  our  2016  review,  including  contacts  with  those  countries'  governments,  whether  through  subsidiaries,  affiliates,  or  other  direct  or  indirect  arrangements.    As  you  are  aware,  Syria  and  Sudan  are  designated  by  the

U.S. Department  of  State  as  state  sponsors  of  terrorism  and  are  subject  to  U.S.  economic  sanctions  and/or  export  controls.  Your  Form  20-F  does  not  provide  disclosure about those countries.

UBS has  no  past,  current,  or  anticipated  contact  with  the  Subject  Countries,  either  directly  or  through  subsidiaries,  affiliates,  customers  or  direct  or  indirect  arrangements,  apart  from  those  that  may  be  licensed  or  otherwise  permitted  by  the  U.S.  Department  of  the  Treasury,  Office  of  Foreign  Assets  Control  ("OFAC")  as set  forth below  in  response  to SEC Question 2.

UBS Group  AG  and  UBS  AG  ("UBS"  or  the  "Bank")  do  not  have  a  subsidiary  or  affiliate,  employees,  or  other  physical  presence  in  either  Syria  or  Sudan  (the  "Subject  Countries").  UBS  maintains  a  Group  Sanctions  Policy  (the  "Policy")  that  prohibits  transactions  involving  Syria  and  transactions  involving  the  Government  of  Sudan.  Pursuant  to  the  Policy,  UBS  restricts  dealings  with  clients  where  the  Bank  could  provide  benefit  to  the  foregoing.  UBS's  know-your-customer  policies  also  require  that  additional  inquiries  be  made  where  there  are  indications  that  a  client  has  dealings  in  or  with  a  sanctioned  country  or government.  The Bank's  systems  and controls  are  designed  to  prevent transactions involving  the  Subject  Countries  and  sanctioned  parties.  Additionally,  the  Bank  performs  periodic  reviews  of  our  clients  to  ensure  that  any  new  potential  risks  are  identified  and  promptly  addressed.  These systems, controls,  and reviews are subject to regular audit  and  testing.

2.    Please  discuss  the  materiality  of  any  contacts  with  Syria  and  Sudan  in  quantitative  terms  and  in  terms  of  qualitative  factors  that  a  reasonable  investor  would  deem  important  in  making  an  investment  decision.  Tell  us  the  approximate  dollar  amounts  of  any  revenues,  assets  and  liabilities  associated  with  those  countries  for  the  last  three  fiscal  years  and  the  subsequent  interim  period.  Address  for  us  the  potential  impact  of  the  investor  sentiment  evidenced  by  divestment  and  similar  initiatives  that  have  been  directed  toward  companies  that  have  operations  associated with state sponsors of  terrorism.

We do  not  believe  that  any  activities  involving  the  Subject  Countries,  individually  or  in  the  aggregate,  constitute  a  material  risk  to  our  security  holders.  UBS  has  no  relationships  with  the  governments,  state-owned  enterprises,  or  banks  of  the  Subject  Countries.  UBS  AG  and  UBS  Switzerland  AG  hold  a  small  number  of  legacy  private  accounts  for  persons  domiciled  in  Syria  with  whom  it  transacts  in  accordance  with  a  specific  OFAC  license.  Sudan  is  no  longer  subject  to  comprehensive  U.S.  sanctions  and  accordingly  the  Bank’s  small  number  of  relationships  with  those  domiciled  in  Sudan  (e.g.  international  organization  employees  on  mission)  do  not  require  OFAC  general  or specific licensing.

Below is  information  concerning  UBS's  global  exposure  to  Sudan  and  Syria.  We  consider  our  exposure  to  these  Subject  Countries  to  be  immaterial  relative  to  our  overall  business  and  in  compliance with sanctions requirements  as  explained in the paragraph above:

USD	31-Dec-16		31-Dec-17		31-Dec-18		30-Jun-19
	Sudan	Syria	Sudan	Syria	Sudan	Syria	Sudan	Syria
Revenues	14,608	78,710	26,067	149,150	23,788	118,254	23,357	45,542
Client Assets	2,054,376	11,688,267	2,078,920	9,677,352	4,028,235	10,605,347	5,094,351	9,759,079
Assets	3,000	28,000	5,000	10,000	248,000	804,000	2,000	810,000
Liabilities	- 2,118,000	- 5,090,000	- 1,853,000	- 4,016,000	- 1,701,000	- 4,434,000	- 2,391,000	- 4,322,000

With respect  to  various  US  state  divestment  laws  or  similar  initiatives  that  require  divestment  from,  or  reporting  of  interests  in,  companies  that  do  business  with  state  sponsors  of  terrorism,  we  believe  that  our  Group  Sanctions  Policy  and  relevant  systems  and  controls  are  appropriately  designed  to  comply  with  US  sanctions  globally  and  thus  prevent  the  underlying  activity  that  would  trigger  concerns  from  a  divestment perspective.

We appreciate  the  opportunity  to  provide  you  with  this  additional  information.  If you  wish  to  discuss  any  of  our  responses  or  require  further  information,  please  do  not  hesitate  to  contact  Todd  Tuckner  at  +1  203-719-0381 (todd.tuckner@ubs.com).

Yours sincerely,

UBS Group AG

/s/ Kirt  Gardner                                                    /s/ Todd  Tuckner

Kirt Gardner                                                       Todd Tuckner

Group Chief Financial  Officer                                Group Controller and Chief Accounting Officer